Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On July 28, 2025, Maase Inc. (NASDAQ: MAAS) (“MAAS”), entered into a transaction agreement (the “Agreement”), pursuant to which MAAS will acquire 100% of the equity interest of Carve Group Ltd (“Carve Group”), for a consideration of a total of 195,894,609 Class A ordinary shares of a par value of US$0.09 each of MAAS (the “Consideration Shares”), at a purchase price of US$1.5 per share of the Consideration Shares. Under the Agreement, the sellers of the Carve Group undertook to conduct a series of restructuring and reorganization arrangements (the “Reorganization”). Upon completion of such Reorganization and immediately prior to the Closing, Zhongshen Resources Development (Liaoning) Co., Ltd. (“Zhongshen”) and Glyken Bird Nest Technology (Shenzhen) Co., Ltd. (“Glyken”) will be the wholly owned subsidiaries of Shenzhen Hillstar Management Consulting Co., Ltd. (the “WFOE”) and indirectly owned by Carve Group.

MAAS completed the acquisition of Carve Group and its subsidiaries on August 27, 2025.

The following unaudited pro forma condensed combined financial statements present the historical consolidated financial statements of Maase Inc. and its subsidiaries (the “MAAS Group”) and financial statements of Carve Group and its subsidiaries, adjusted as if MAAS had acquired the Carve Group and its subsidiaries.

The unaudited pro forma combined statement of operations and comprehensive loss for the year ended June 30, 2025 combines the historical combined statement of operations and comprehensive loss of the MAAS Group and the historical statement of operations and comprehensive loss of Carve Group and its subsidiaries, giving effect to the acquisition as if the acquisition had been consummated on July 1, 2024, the beginning of the earliest period presented. The historical consolidated financial statements have been adjusted in the unaudited pro forma consolidated combined financial statements to give pro forma effect to events that are: (1) directly attributable to the acquisition; (2) factually supportable; and (3) with respect to the statement of operations, expected to have a continuing impact on the MAAS Group’s results following the completion of the acquisition.

There were no significant accounting policy differences or other items which required adjustment in the accompanying unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

●	The accompanying notes to the unaudited pro forma condensed combined financial statements;

●	The historical consolidated financial statements and related notes of MAAS as of June 30, 2025, for the year ended June 30, 2025, as well as “OPERATING AND FINANCIAL REVIEW AND PROSPECTS,” included in June 30, 2025’s Annual Report on Form 20-F for the year ended June 30, 2025, which was filed with the Securities and Exchange Commission; and

●	The historical financial statements of Carve Group and its subsidiaries as of June 30, 2025 and for the year ended June 30, 2025, which are contained elsewhere in this statement.

Unaudited Proforma MAASE INC. and Subsidiaries

Combined Balance Sheets as of June 30,2025

(In thousands, except for shares)

	MAAS Group	Carve Group and its subsidiaries	Adjustments	Proforma As of June 30, 2025
	RMB	RMB	RMB	RMB

ASSETS:
Current assets:
Cash and cash equivalents	82,104	159	-	82,263
Restricted cash	6,873	-	-	6,873
Short term investments	548,101	258	-	548,359
Accounts receivable, net	92,766	160	-	92,926
Contract assets, net	208,824	-	-	208,824
Inventories, net	-	3,278	-	3,278
Other receivables, net	920,212	175	-	920,387
Loan receivables, net	318,617		-	318,617
Other current assets	23,919	367	-	24,286
Amounts due from related parties	-	1,237	-	1,237
Total current assets	2,201,416	5,634	-	2,207,050

Non-current assets:
Restricted bank deposit - non-current	16,338	-	-	16,338
Contract assets - non-current, net	612,918	-	-	612,918
Inventories	-	1,969,950		1,969,950
Property, plant, and equipment, net	70,530	10,473	-	81,003
Intangible assets, net	846	500	-	1,346
Deferred tax assets	9,407	-	-	9,407
Investments in affiliate	-	387	-	387
Other non-current assets	392,564	-	-	392,564
Right of use assets	61,958	156	-	62,114
Goodwill, net	-	-	162,000	162,000
Total non-current assets	1,164,561	1,981,466	162,000	3,308,027
Total assets	3,365,977	1,987,100	162,000	5,515,077

Unaudited Proforma MAASE INC. and Subsidiaries

Combined Balance Sheets as of June 30,2025 (continued)

(In thousands, except for shares)

	MAAS Group	Carve Group and its subsidiaries	Adjustments	Proforma As of June 30, 2025
	RMB	RMB	RMB	RMB

LIABILITIES, MEZZANINE EQUITY AND EQUITY:
Current liabilities:
Short-term loan	82,050	-	-	82,050
Accounts payable	116,665	35	-	116,700
Accrued commissions	99,923	-	-	99,923
Contract liabilities	-	249	-	249
Other payables and accrued expenses	155,553	19,075	-	174,628
Accrued payroll	13,193	89	-	13,282
Income taxes payable	77,305	-	-	77,305
Current operating lease liability	29,271	409	-	29,680
Other current liabilities	34	9	-	43
Amounts due to related parties	-	27,206	-	27,206
Total current liabilities	573,994	47,072	-	621,066

Non-current liabilities:
Accrued commissions – non-current	339,481	-	-	339,481
Other tax liabilities	30,160	-	-	30,160
Deferred tax liabilities	204,310	-	-	204,310
Non-current operating lease liability	29,924	-	-	29,924
Total non-current liabilities	603,875	-	-	603,875
Total liabilities	1,177,869	47,072	-	1,224,941

Unaudited Proforma MAASE INC. and Subsidiaries

Combined Balance Sheets as of June 30,2025 (continued)

(In thousands, except for shares)

	MAAS Group	Carve Group and its subsidiaries	Adjustments	Proforma As of June 30, 2025
	RMB	RMB	RMB	RMB

Commitments and contingencies
Mezzanine equity:
Redeemable ordinary shares	47,935	-	-	47,935
Shareholders’ Equity:
Class A ordinary shares (Authorized shares:40,000,000 at US$0.09 each; issued 9,273,208 shares, of which 9,228,398 shares were outstanding as of June 30 2025)	5,973	-	126,122	132,095
Class B Ordinary shares (Authorized shares:10,000,000 at US$0.09 each; issued and outstanding 6,666,668 shares as of June 30 2025)	4,379	-	-	4,379
Treasury stock	(29)	-	-	(29)
Additional paid-in capital	1,125,933	1,973,230	2,676	3,101,839
Statutory reserves	23,216	-	-	23,216
Accumulated deficit	(517,369)	(33,202)	33,202	(517,369)
Accumulated other comprehensive loss	(6,012)	-	-	(6,012)
Total Maase Inc. shareholders’ equity	636,091	1,940,028	162,000	2,738,119
Noncontrolling interests	1,504,082	-	-	1,504,082
Total shareholders’ equity	2,140,173	1,940,028	162,000	4,242,201
Total liabilities, mezzanine equity and shareholders’ equity	3,365,977	1,987,100	162,000	5,515,077

Unaudited Proforma MAASE INC. and Subsidiaries

Combined Statements of Operations and Comprehensive Loss for the Year Ended June 30, 2025

(In thousands, except for shares)

	MAAS Group	Carve Group and its subsidiaries	Proforma For the years Ended June 30, 2025
	RMB	RMB	RMB

Net revenues:
Agency	727,538	-	727,538
Life insurance business	625,099	-	625,099
Non-life insurance business	102,439	-	102,439
Wealth management and others	53,678	3,483	57,161
Total net revenues	781,216	3,483	784,699
Operating costs and expenses:
Agency	(391,102)	-	(391,102)
Life insurance business	(314,639)	-	(314,639)
Non-life insurance business	(76,463)	-	(76,463)
Wealth management and others	(6,257)	(2,252)	(8,509)
Total operating costs	(397,359)	(2,252)	(399,611)
Selling expenses	(77,120)	(147)	(77,267)
General and administrative expenses	(556,780)	(2,208)	(558,988)
Research and development expense	-	(876)	(876)
Total operating costs and expenses	(1,031,259)	(5,483)	(1,036,742)
Impairment loss	(441,298)	-	(441,298)
Loss from operations	(691,341)	(2,000)	(693,341)
Other income (loss), net:
Gain on disposal of subsidiaries	897,398	-	897,398
Net loss from fair value change	(279)	-	(279)
Derecognition of a contingent consideration	(22,267)	-	(22,267)
Investment income related to the realized gain on available-for-sale investments	27,502	-	27,502
Interest income, net	28,297	-	28,297
Others, net	(591,676)	95	(591,581)
Loss before income taxes and share of loss of affiliates	(352,366)	(1,905)	(354,271)
Income tax benefit (expense)	19,642	-	19,642
Share of (loss)/income of affiliates	(3,834)	130	(3,704)
Net loss from continuing operations	(336,558)	(1,775)	(338,333)
Net Income (loss) from discontinued operations, net of tax	(122,344)	-	(122,344)
Net loss	(458,902)	(1,775)	(460,677)
Less: net loss attributable to the noncontrolling interests
Continuing operations	(172,676)	-	(172,676)
Discontinued operations	(90,263)	-	(90,263)
Net loss attributable to owners of MAAS	(195,963)	(1,775)	(197,738)
Continuing operations	(163,882)	(1,775)	(165,657)
Discontinued operations	(32,081)	-	(32,081)
Distributed earnings:
Accretion of redeemable ordinary shares	(2,141)	-	(2,141)
Net loss attributable to ordinary shareholders of MAAS	(198,104)	(1,775)	(199,879)

*	On August 27, 2025, MAAS issued an aggregate of 195,894,609 Class A ordinary shares with a par value of US$0.09 per share to Golden Brighter Limited, WJ Management Company Limited, and Union Chief Limited in the consideration of RMB2,100,000,000 (the exchange rate of RMB against US$ shall be the central parity rate as published by China Foreign Exchange Trading Center and authorized by the People’s Bank of China on date of July 28, 2025, i.e., US$1.0 against RMB7.1467) or the purchase price per share of US$1.5 in exchange for the acquisition of Carve Group Ltd and its subsidiaries.

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